UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-105878-05

AmeriCredit Financial Services, Inc.

(with respect to AmeriCredit Automobile Receivables Trust 2004-1)

(Exact Name of Registrant as specified in its charter)

801 Cherry Street, Fort Worth, Texas 76102; (817) 302-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A-1 1.278% Asset Backed Notes

Class A-2 2.31% Asset Backed Notes

Class A-3 3.22% Asset Backed Notes

Class B 3.70% Asset Backed Notes

Class C 4.22% Asset Backed Notes

Class D 5.07% Asset Backed Notes

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date:

Class A-1 1.278% Asset Backed Notes:	1
Class A-2 2.31% Asset Backed Notes:	12
Class A-3 3.22% Asset Backed Notes:	10
Class B 3.70% Asset Backed Notes	8
Class C 4.22% Asset Backed Notes	9
Class D 5.07% Asset Backed Notes	8

Pursuant to the requirements of the Securities Exchange Act of 1934 AmeriCredit Financial Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: February 2, 2005	BY:	/s/ Chris A. Choate
	Name:	Chris A. Choate
	Title:	Executive Vice President, Chief Financial Officer and Treasurer